SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*

                                (Amendment No. 3)

                                 GSI GROUP INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    36229U102
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   John Oliva
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 12, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102                 13D/A                   Page 2 of 6

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     (1)    NAME OF REPORTING PERSONS

                    Highbridge Capital Management, LLC

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

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     (3)    SEC USE ONLY

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     (4)    SOURCE OF FUNDS
                             OO

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     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

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     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

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NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

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     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

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     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                  2.8% (See Item 4)

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     (14)   TYPE OF REPORTING PERSON
                  OO

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


CUSIP No. 36229U102                 13D/A                   Page 3 of 6
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     (1)    NAME OF REPORTING PERSONS

            Highbridge International LLC

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                             WC

-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies

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NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                     OO

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


CUSIP No. 36229U102                 13D/A                   Page 4 of 6
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     (1)    NAME OF REPORTING PERSONS

                    Glenn Dubin

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                            OO

-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

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     (14)   TYPE OF REPORTING PERSON
                     IN

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


CUSIP No. 05348W 10 9                   13D                  Page 5 of 6 Pages
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Item 1.     Security and Issuer.

     This Amendment No. 3 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009 and Amendment No. 2 filed on March 3, 2010, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Item 4 as set forth below.


Item 4.     Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 12, 2010 Highbridge International LLC and the other Consenting Noteholders reached an agreement in principle with the Issuer Parties as to modifications to the Plan Support Agreement and the Plan.


Pursuant to the modified Plan, the Noteholders would receive, in exchange for their Notes, new convertible preferred stock of the reorganized Issuer (the "Preferred Stock") and New Senior Secured Notes. The Preferred Stock, on an as-converted basis, would represent approximately 53.8% of the Issuer's post-consummation outstanding common shares. The Preferred Stock would have a 1x liquidation preference and be mandatorily redeemable after 8 years for cash or, if certain conditions are met, common shares of the reorganized Issuer. The holders of the Preferred Stock would vote on an as converted basis together with the holders of common shares. In addition, pursuant to the modified Plan, the aggregate principal amount of New Senior Secured Notes being issued to the Noteholders will be approximately $110,000,000, increased from $95,000,000.


The modifications to the Plan will also include (i) increasing the recovery of existing equity holders of the Issuer from 18.6% of the Issuer's post-consummation outstanding common shares to 41.1%, which would be issued in common shares of the reorganized Issuer and (ii) issuing one series of three-year warrants to existing equity holders of the Issuer exercisable into a number of common shares equal to 10% of 110% of the Issuer's post-consummation outstanding common shares, with a strike price of $2.50, rather than two series of warrants each for 10% of 110% of the Issuer's post-consummation outstanding common shares, with a strike price of $1.10 and $2.00 respectively.


The parties anticipate entering into a modified Plan Support Agreement, under which the Noteholders would agree to support the modifications to the Plan as summarized above.

CUSIP No. 36229U102                 13D/A                   Page 6 of 6
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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 16, 2010

HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                      By: /s/ John Oliva
                                                 ---------------------------
                                             Name:  John Oliva
                                             Title: Managing Director
By: /s/ John Oliva
-----------------------------
Name:  John Oliva
Title: Managing Director




/s/ Glenn Dubin
-----------------------------
GLENN DUBIN